SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                              __________


                             SCHEDULE 13D


               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 1)

                         INFOSEEK CORPORATION
                        (a Delaware corporation)
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)


                               45678M107
                            --------------
                            (CUSIP Number)


                           David K. Thompson
                        The Walt Disney Company
                     500 South Buena Vista Street
                      Burbank, California  91521
                            (818) 560-1000
             (Name, address and telephone number of person
           authorized to receive notices and communications)

                             June 7, 1999
        (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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CUSIP No. 45678M107      SCHEDULE 13D         PAGE 2 of 4 PAGES
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-  ----------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

-  ----------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ _ ]
2                                                      (b)  [ _ ]
-  ----------------------------------------------------------------
     SEC USE ONLY
3
-  ----------------------------------------------------------------
     SOURCE OF FUNDS
4
-  ----------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
5    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 [ _ ]
-  ----------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
-  ----------------------------------------------------------------
                    SOLE VOTING POWER
   NUMBER OF   7

    SHARES     ----------------------------------------------------

 BENEFICIALLY       SHARED VOTING POWER
               8
   OWNED BY     ----------------------------------------------------

    EACH            SOLE DISPOSITIVE POWER
               9
  REPORTING
               ----------------------------------------------------
   PERSON           SHARED DISPOSITVE POWER
               10
    WITH
-  ----------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
11   PERSON

-  ----------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
12   EXCLUDES CERTAIN SHARES                           [ _]
-  ----------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
-  ----------------------------------------------------------------
     TYPE OF REPORTING PERSON
14
-------------------------------------------------------------------



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CUSIP No. 45678M107      SCHEDULE 13D        PAGE 3 of 4 PAGES
---------------------  ------------------- -----------------------

This Amendment No. 1 amends the Statement on Schedule 13D, dated
November 18, 1998, of The Walt Disney Company, a Delaware corporation ("TWDC"), and Disney Enterprises, Inc., a Delaware corporation and wholly owned subsidiary of TWDC ("DEI"). TWDC and DEI are collectively the Filing Persons of the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:


On June 7, 1999, TWDC announced that it has entered into discussions with Infoseek Corporation (the "Company") with respect to a possible transaction that would result in the Filing Persons acquiring the outstanding common stock of the Company that they do not already own. TWDC and the Company have not reached any final determination as to whether to proceed with any such transaction, or with respect to its structure or terms. Among the alternatives under consideration is a transaction in which TWDC would acquire the Company in exchange for a class of TWDC common stock that would track the combined Internet operations of TWDC and the businesses conducted by the Company. Any such transaction would be subject, among other things, to the negotiation and execution of a definitive agreement, the approval of the boards of directors of both companies, including a majority of the directors of the Company (excluding those directors appointed by TWDC), and receipt of all necessary stockholder and regulatory approvals. There can be no assurance that any definitive agreement will be reached, that any transaction will take the form described above or that any transaction will be consummated.

TWDC reserves the right to make or withdraw any transaction proposal in its sole discretion at any time, taking into account its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of its Common Stock, conditions in securities markets generally, general economic and industry conditions
and other factors.   TWDC reserves the right to change its plans and
intentions at any time, as it deems appropriate.


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CUSIP No. 45678M107      SCHEDULE 13D       PAGE 4 of 4 PAGES
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                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                THE WALT DISNEY COMPANY


                                By:  /s/ David K. Thompson
                                   ---------------------------
                                     David K. Thompson
                                     Senior Vice President
                                     Assistant General Counsel


                                DISNEY ENTERPRISES, INC.


                                By:  /s/ David K. Thompson
                                   ---------------------------
                                     David K. Thompson
                                     Senior Vice President
                                     Assistant General Counsel


Dated:   June 7, 1999